                                Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                                                      Registration No. 333-87589


PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 30, 1999)

                          -----------------------------

                              PROSPECTUS SUPPLEMENT

                          -----------------------------


                          VERITAS SOFTWARE CORPORATION


                                 [VERITAS LOGO]


                                 785,016 Shares

                                  COMMON STOCK

                          -----------------------------


     This prospectus supplement supplements the prospectus dated September 30, 1999 (the "Prospectus"), to which this prospectus supplement is attached. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus extent to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. All capitalized terms used but not defined in this prospectus supplement have the meanings given to them in the Prospectus.

                          -----------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these shares or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

           The date of this prospectus supplement is October 15, 1999.

         On October 14, 1999, our board of directors declared a three-for-two stock split of our outstanding common stock. The stock split will be effected in the form of a stock dividend and will entitle each stockholder of record on November 2, 1999 to receive one additional share for every two shares held on the record date. The payment date will be November 19, 1999. As of October 14, 1999, there are approximately 172.3 million shares of our common stock outstanding, and this number will increase to approximately 258.5 million following the stock split. To reflect the stock split, the number of shares that may be offered through the Prospectus will increase to include one and one-half times the number of shares described in the Prospectus that the selling stockholders hold on November 19, 1999.

         Also, on October 14, 1999, we announced financial results for our third quarter ended September 30, 1999.

         On a pro forma basis, we achieved third-quarter revenue of $183.4 million, an increase of 75% over last year's third-quarter revenue of $105.1 million. Pro forma net income, excluding one-time charges and purchase accounting adjustments, increased to $38.9 million from $17.1 million for the prior year, a 127% increase. Diluted pro forma net income per share for the third quarter was $0.21, a 133% increase from $0.09 for the same period last year. Our pro forma operating margin increased to 32% for the third quarter as compared with an operating margin of 24% for the same quarter last year.

         Our as-reported revenue for the third quarter was $183.4 million, compared with $56.5 million for the same period last year. For the third quarter, we reported a net loss of $183.6 million, or $1.07 per share, compared with net income of $12.6 million, or $0.12 per share on a diluted basis for the prior year. Included in the current period's net loss is a one-time charge of $1.1 million for the write-off of in-process research and development related to the purchase of certain assets of NuView, Inc. Also included was $234.9 million of purchase accounting amortization.

         On a pro forma basis for the nine-month periods ended September 30, 1999 and 1998, we had revenue of $473.9 million and $284.0 million, respectively, a 67% year-over-year increase. Pro forma net income increased to $96.0 million from $45.9 million in the prior period, a 109% increase. Pro forma diluted net income per share was $0.52, compared with $0.25 for the same period last year, a 108% increase.

         Our as-reported revenue for the nine-month period ended September 30, 1999 was $370.0 million, compared with $143.7 million for the same period last year. For the nine-month period, we reported a net loss of $332.3 million, or $2.56 per share, compared with net income of $30.2 million, or $0.29 per share on a diluted basis for the same period in the prior year.

         To better facilitate the financial reporting, we added the following additional financial table to our earnings release: "Pro forma Statements of Operations." These pro forma statements are intended to present our operating results excluding purchase accounting adjustments but including the results of Seagate Software NSMG and TeleBackup Systems assuming the companies had been combined at the beginning of all periods presented.

                          VERITAS SOFTWARE CORPORATION
                       PRO FORMA STATEMENTS OF OPERATIONS
                                    UNAUDITED
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                               THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                 SEPTEMBER 30,                       SEPTEMBER 30,
                                                          ---------------------------         ---------------------------
                                                             1999              1998              1999              1998
                                                          ---------         ---------         ---------         ---------
NET REVENUE:
  User license fees                                       $ 157,643         $  91,386         $ 405,719         $ 247,011
  Services                                                   25,758            13,692            68,149            36,995
                                                          ---------         ---------         ---------         ---------
     TOTAL NET REVENUE                                      183,401           105,078           473,868           284,006

COST OF REVENUE:
  User license fees                                           5,891             5,217            16,311            16,997
  Services                                                   10,787             6,314            27,013            17,005
                                                          ---------         ---------         ---------         ---------
     TOTAL COST OF REVENUE                                   16,678            11,531            43,324            34,002
                                                          ---------         ---------         ---------         ---------
GROSS PROFIT                                                166,723            93,547           430,544           250,004

OPERATING EXPENSES:
  Selling and marketing                                      67,895            39,732           178,390           105,091
  Research and development                                   28,924            19,930            78,352            52,565
  General and administrative                                 11,020             8,205            30,496            23,668
                                                          ---------         ---------         ---------         ---------
     TOTAL OPERATING EXPENSES                               107,839            67,867           287,238           181,324
                                                          ---------         ---------         ---------         ---------
Income from operations                                       58,884            25,680           143,306            68,680
Interest and other income, net                                7,266             2,928            14,840             8,600
Interest expense                                             (5,301)           (1,435)           (8,148)           (4,514)
                                                          ---------         ---------         ---------         ---------
Income before income taxes                                   60,849            27,173           149,998            72,766
Provision for income taxes                                   21,906            10,054            54,000            26,924
                                                          ---------         ---------         ---------         ---------
PRO FORMA NET INCOME                                      $  38,943         $  17,119         $  95,998         $  45,842
                                                          =========         =========         =========         =========
PRO FORMA NET INCOME PER SHARE - BASIC (1)                $    0.23         $    0.10         $    0.57         $    0.28
                                                          =========         =========         =========         =========
PRO FORMA NET INCOME PER SHARE - DILUTED (1)              $    0.21         $    0.09         $    0.52         $    0.25
                                                          =========         =========         =========         =========
SHARES USED IN PER SHARE CALCULATION - BASIC (1)            171,043           166,647           169,273           165,884
                                                          =========         =========         =========         =========
SHARES USED IN PER SHARE CALCULATION - DILUTED (1)          187,570           181,697           185,266           180,481
                                                          =========         =========         =========         =========


(1) Share and per share data applicable to prior periods has been restated to give retroactive effect to a 2-for-1 stock split in the form of a stock dividend effected in July 1999.


These pro forma historical financial statements contain certain immaterial reclassifications. The reclassifications have no impact on previously reported total net revenue or income from operations. On a year-to-date basis, pro forma user license fees and services revenue have been adjusted to reflect a reclassification between the two categories. This reclassification represents the NSMG services revenue, and was previously classified as pro forma user license fees. A corresponding reclassification was made to cost of services revenue, which was previously classified as user license fees cost of revenue.

Reclassifications have also been made within the various pro forma operating expense categories to reflect the operating expenses of the acquired companies in a consistent manner with the historical VERITAS presentation.

The pro forma statement of operations is intended to present our operating results excluding purchase accounting adjustments but including the results of NSMG and TeleBackup assuming the companies had been combined at the beginning of the three and nine month period end September 30, 1999 and 1998, respectively. Such purchase accounting adjustments would include amortization of developed technology, amortization of goodwill and intangibles, restructuring and other merger costs, in-process research and development costs, and related adjustments for income tax provision.

                          VERITAS SOFTWARE CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                    UNAUDITED
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                              THREE MONTHS ENDED                  NINE MONTHS ENDED
                                                                 SEPTEMBER 30,                       SEPTEMBER 30,
                                                          ---------------------------         ---------------------------
                                                             1999              1998              1999              1998
                                                          ---------         ---------         ---------         ---------
NET REVENUE:
  User license fees                                       $ 157,643         $  45,807         $ 306,725         $ 114,833
  Services                                                   25,758            10,738            63,228            28,907
                                                          ---------         ---------         ---------         ---------
     TOTAL NET REVENUE                                      183,401            56,545           369,953           143,740

COST OF REVENUE:
  User license fees                                           5,891             2,516            10,673             7,612
  Services                                                   10,787             5,327            25,568            14,619
  Amortization of developed technology                       15,258                 -            20,264                 -
                                                          ---------         ---------         ---------         ---------
     TOTAL COST OF REVENUE                                   31,936             7,843            56,505            22,231
                                                          ---------         ---------         ---------         ---------
GROSS PROFIT                                                151,465            48,702           313,448           121,509

OPERATING EXPENSES:
  Selling and marketing                                      67,895            20,406           139,290            50,415
  Research and development                                   28,924            10,859            63,290            27,356
  General and administrative                                 11,020             2,663            21,431             7,075
  Amortization of goodwill and other intangibles            219,626                 -           291,183                 -
  In-process research and development                         1,100                 -           104,200             2,250
  Merger and restructuring costs                                  -                 -            11,000                 -
                                                          ---------         ---------         ---------         ---------
     TOTAL OPERATING EXPENSES                               328,565            33,928           630,394            87,096
                                                          ---------         ---------         ---------         ---------
Income (loss) from operations                              (177,100)           14,774          (316,946)           34,413
Interest and other income, net                                7,266             3,001            13,445             8,552
Interest expense                                             (5,301)           (1,420)           (8,143)           (4,268)
                                                          ---------         ---------         ---------         ---------
Income (loss) before income taxes                          (175,135)           16,355          (311,644)           38,697
Provision for income taxes                                    8,441             3,762            20,678             8,508
                                                          ---------         ---------         ---------         ---------
NET INCOME (LOSS)                                         $(183,576)        $  12,593         $(332,322)        $  30,189
                                                          =========         =========         =========         =========
NET INCOME (LOSS) PER SHARE - BASIC (1)                   $   (1.07)        $    0.13         $   (2.56)        $    0.32
                                                          =========         =========         =========         =========
NET INCOME (LOSS) PER SHARE - DILUTED (1)                 $   (1.07)        $    0.12         $   (2.56)        $    0.29
                                                          =========         =========         =========         =========
SHARES USED IN PER SHARE CALCULATION - BASIC (1)            171,043            94,458           129,829            93,695
                                                          =========         =========         =========         =========
SHARES USED IN PER SHARE CALCULATION - DILUTED (1)          171,043           104,652           129,829           103,099
                                                          =========         =========         =========         =========


(1) Share and per share data applicable to prior periods has been restated to give retroactive effect to a 2-for-1 stock split in the form of a stock dividend effected in July 1999.

                          VERITAS SOFTWARE CORPORATION
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                      SEPTEMBER 30,      DECEMBER 31,
                                                          1999              1998
                                                       -----------       ------------
                                                       (UNAUDITED)
                                     ASSETS

CURRENT ASSETS:
  Cash and short-term investments                      $  643,391        $  211,126
  Accounts receivable, net                                 73,030            52,697
  Deferred income taxes                                    18,362             4,272
  Other current assets                                     16,523             9,237
                                                       ----------        ----------
     TOTAL CURRENT ASSETS                                 751,306           277,332

Long-term investments                                      65,036            31,925
Property and equipment                                     60,681            26,518
Goodwill and other intangibles                          3,458,512             4,005
Deferred income taxes                                           -             7,928
Other assets                                                1,625             1,409
                                                       ----------        ----------
     TOTAL ASSETS                                      $4,337,160        $  349,117
                                                       ==========        ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                     $   12,231        $    4,958
  Accrued compensation and benefits                        36,780            11,267
  Accrued acquisition and restructuring costs              25,213               478
  Other accrued liabilities                                43,769            10,718
  Income taxes payable                                      4,265            13,424
  Customer advances                                         9,946                 -
  Deferred revenue                                         67,619            37,645
                                                       ----------        ----------
     TOTAL CURRENT LIABILITIES                            199,823            78,490

NON-CURRENT LIABILITIES:
  Convertible subordinated notes                          447,531           100,000
  Deferred income taxes                                   171,230                 -
  Other non-current liabilities                               657               773
                                                       ----------        ----------
     TOTAL NON-CURRENT LIABILITIES                        619,418           100,773

Stockholders' equity                                    3,517,919           169,854
                                                       ----------        ----------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        $4,337,160        $  349,117
                                                       ==========        ==========